Annual General Meeting of XTL Biopharmaceuticals Ltd.

Date: July 27, 2017

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

Resolution	For	Against	Abstain
Resolution 1: To approve Kesselman & Kesselman, Israel CPAs, a member firm of PricewaterhouseCoopers International Limited, as the Company's independent auditors for the fiscal year ending December 31, 2017 and until the Company's next annual general meeting of shareholders, and to authorize the Audit Committee to fix such accounting firm's compensation.	☐	☐	☐
Resolution 2: To elect Alexander Rabinovitch to the Company's Board of Directors for a term expiring at the Company's next annual general meeting of shareholders.	☐	☐	☐
Resolution 3: To re-elect Dr. Jonathan Schapiro to the Company's Board of Directors for a term expiring at the Company's next annual general meeting of shareholders.	☐	☐	☐
Resolution 4: To re-elect Shlomo Shalev to the Company's Board of Directors for a term expiring at the Company's next annual general meeting of shareholders.	☐	☐	☐
Resolution 5: To re-elect Doron Turgeman to the Company's Board of Directors for a term expiring at the Company's next annual general meeting of shareholders.	☐	☐	☐
Resolution 6: To re-elect Dr. Dobroslav Melamed to the Company's Board of Directors for a term expiring at the Company's next annual general meeting of shareholders.	☐	☐	☐
Resolution 7: To increase the Company's authorized share capital by NIS 75,000,000, such that following the increase, the authorized share capital shall equal NIS 145,000,000 divided into 1,450,000,000 ordinary shares, par value NIS 0.1 each. *Please note: It is hereby clarified that Proposals 7 and 8 are combined proposals, the rejection of one of which will lead to the rejection of the other.*	☐	☐	
Resolution 8: To amend Section 4 of the Articles of Association of the Company to implement the increase in authorized share capital by NIS 75,000,000 to read as follows "The authorized share capital of the Company is NIS 145,000,000 (One Hundred and Forty Five Million New Israel Shekel) divided into 1,450,000,000 (One Billion Four Hundred and Fifty Million New Israel Shekel) Ordinary Shares, nominal value NIS 0.1." *Please note: It is hereby clarified that Proposals 7 and 8 are combined proposals, the rejection of one of which will lead to the rejection of the other.*	☐	☐	
Resolution 9: To approve the new employment terms with Joshua Levine, the Company's Chief Executive Officer, as set forth in the New Agreement with Mr. Levine.	☐	☐	☐

	Yes	No
9a Are you a controlling shareholder in the Company, or have a personal interest in the approval of Mr. Levine's employment terms other than a personal interest unrelated to relationships with a controlling shareholder of the Company? *Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.*	☐	☐

	For	Against	Abstain
Resolution 10: To approve the Company's new Compensation Plan, in accordance with the requirements of the Israeli Companies Law 5759-1999, a copy of which is attached as Annex D in the accompanying proxy statement.	☐	☐	☐

	Yes	No
10a Are you a controlling shareholder in the Company, or have a personal interest in the approval of the Company's Compensation Plan other than a personal interest unrelated to relationships with a controlling shareholder of the Company? *Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.*	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ______________ Please Date Above ______________

Please Sign Here ______________ Please Date Above ______________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of XTL Biopharmaceuticals Ltd.
to be held July 27, 2017
For Holders as of June 27, 2017

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 pm NYC Time on July 21, 2017.

PROXY TABULATOR FOR
XTL BIOPHARMACEUTICALS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

XTL BIOPHARMACEUTICALS LTD.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12 p.m. NYC Time on July 21, 2017)

The undersigned Holder of American Depositary Receipts ("ADRs") hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of shares or other Deposited Securities represented by such ADRs of XTL Biopharmaceuticals Ltd (the "Company") registered in the name of the undersigned on the books of the Depositary as of the close of business **June 27, 2017**, at the Company's **Annual General Meeting** to be held on **July 27, 2017 at 11:00 a.m. (Israel time)** at the offices of the Company's counsel, Doron Tikotzky Kantor Gutman Cederboum & Co., 7 Metsada St., B.S.R. Tower 4, 33rd Floor, Bnei Brak, Israel.

NOTE:

Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.

To review materials for the upcoming AGM, please visit: www.xtlbio.com

PROXY TABULATOR FOR
XTL BIOPHARMACEUTICALS LTD.
P.O. Box 8016
CARY, NC 27512-9903